Exhibit D(77)

AMENDMENT FOUR

DATED APRIL 24, 2026 TO

INVESTMENT SUBADVISORY AGREEMENT

for the MML Equity Income Fund

WHEREAS, MML Investment Advisers, LLC (“MML Advisers”) and T. Rowe Price Associates, Inc. (the “Subadviser”) entered into an Investment Subadvisory Agreement (the “Agreement”), effective as of February 1, 2017, as amended, relating to the MML Equity Income Fund (the “Fund”); and

WHEREAS, MML Advisers and the Subadviser desire to amend Section 10 of the Agreement; and

WHEREAS, Section 15 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	All references to the MML Equity Income Fund or the Fund in the Agreement shall be deemed amended to refer to the MML VIP T. Rowe Price Equity Income Fund.

3.	Section 10 – Use of Names is replaced in its entirety with the following:

(a) The names of both MML Advisers and any affiliates of MML Advisers and of the Trust and Fund and any derivative or logo or trademark or service mark or trade name are the valuable property of MML Advisers and such affiliates and the Trust and Fund. The Subadviser shall have the right to use such name(s), derivatives, logos, trademarks or service marks or trade names only with the prior written approval of MML Advisers or the Trust, as the case may be. The Subadviser acknowledges and agrees that, if it makes any unauthorized use of any such names, derivatives, logos, trademarks or service marks or trade names, MML Advisers and/or such affiliates or the Trust and Fund shall suffer irreparable harm for which monetary damages are inadequate and thus, such entities shall be entitled to injunctive relief without the necessity of posting bond.

(b) The Subadviser’s name and any derivative or logo or trademark or service mark or trade name are the valuable property of the Subadviser. MML Advisers shall have the right to use the Subadviser’s name, derivative, logo, trademark or service mark or trade name only with the Subadviser’s prior written approval, which shall not be unreasonably withheld. MML Advisers acknowledges and agrees that, if it makes any unauthorized use of any such name, derivative, logo, trademark or service mark or trade name, the Subadviser shall suffer irreparable harm for which monetary damages are inadequate and thus, the Subadviser shall be entitled to injunctive relief without the necessity of posting bond. It is understood that certain materials used in the ordinary course of business, such as prospectuses, financial reports, fund fact sheets and materials provided to the Trustees, do not require such approval. The Subadviser hereby grants to MML Advisers a limited, non-exclusive, non-transferable, royalty-free license to use (i) the Subadviser’s T. ROWE PRICE trademark as part of the Fund’s name (“Permitted Naming Usage”) and (ii) the Subadviser’s T. ROWE PRICE trademark and the T. ROWE PRICE and Bighorn Sheep design composite mark, as provided by Subadviser (“Subadviser Licensed Trademarks”), in the MML Advisers or the Trust’s public filings, offering materials, advertising and promotional materials, press releases, and other materials related to the Fund solely to indicate that sub-investment advisory services are being furnished by Subadviser (or an affiliate thereof), during the term of this Agreement, subject to the restrictions herein and any instructions of Subadviser provided to Adviser by the Subadviser in writing at the time of this Agreement, including applicable brand guidelines and disclosure language. MML Advisers’ and the Trust’s use of the Subadviser Licensed Trademarks will inure to the benefit of Subadviser. MML Advisers and the Trust acknowledges Subadviser’s and its affiliates’, as applicable, sole and exclusive rights in and to the Subadviser Licensed Trademarks and the goodwill pertaining thereto, and shall not challenge or threaten to challenge or assist in any challenge to the exclusivity or validity of Subadviser’s and its affiliates’ rights in and to the Subadviser Licensed Trademarks or do anything inconsistent with Subadviser’s and its affiliates’ ownership of the Subadviser Licensed Trademarks. On request, MML Advisers and the Trust shall promptly provide evidence of its use of the Subadviser Licensed Trademarks in compliance with this Agreement.

(c) Upon the termination of this Subadvisory Agreement, MML Advisers or the Subadviser shall each cease using the name, derivatives, Subadviser Licensed Trademarks, logos, trademarks or service marks or trade names of the other, except as each may agree in writing, and MML Advisers shall promptly request that the Board of Trustees change the name of the Fund.

4.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

5.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Douglas Steele	By:	/s/ Terence Baptiste
Name:	Douglas Steele	Name:	Terence Baptiste
Title:	President	Title:	Vice President

Acknowledged and Agreed:

MML SERIES INVESTMENT FUND
on behalf of the MML Equity Income Fund

By:	/s/ Renée Hitchcock
Name:	Renée Hitchcock
Title:	CFO and Treasurer